FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-131881
Dated May 15, 2009
Brigham Exploration Announces 2009 Capital Expenditure Budget Based on Anticipated Completion of Proposed Public Offering of Common Stock
AUSTIN, TX, May 15, 2009 (MARKETWIRE via COMTEX) — Brigham Exploration Company (NASDAQ: BEXP) announced the expansion of its 2009 capital expenditure budget assuming the completion of its proposed offering of 30 million shares of common stock. Upon closure of the common stock offering, a portion of the proceeds from the offering would be used to increase Brigham’s 2009 capital budget to support the restart of its operated Williston Basin drilling program to further delineate its acreage position in the basin. Furthermore, in connection with its recent borrowing base redetermination, a portion of the proceeds would be used to repay $35 million of the $145 million outstanding under its senior credit facility.
Bud Brigham, the Chairman, President and CEO, stated, “We are excited about the prospects for going back to work with our operated drilling program in the Williston Basin. We expect that the proceeds from this offering, along with our cash flow from operations and our cash on hand, provide us sufficient financial flexibility to fund our updated 2009 capital expenditure budget as well as a significant 2010 budget, both of which we will manage in light of commodity prices and service costs in order to retain our financial flexibility.”
As part of its expanded 2009 capital expenditure budget, Brigham would immediately complete the Figaro 29-32 #1H in McKenzie County, North Dakota, and the Strobeck 27-34 #1H in Mountrail County, North Dakota. Brigham would also drill the remaining horizontal section of the wellbore and complete the Anderson 28-33 #1H in Mountrail County, North Dakota. The Figaro and the Anderson are both two section horizontal Bakken wells and the Strobeck is a two section horizontal Three Forks well. All three wells were drilled in the fourth quarter of 2008; however, due to the high service cost environment that existed at the time, completion of the three wells was delayed. In addition, Brigham anticipates drilling two additional two section horizontal wells to be completed with up to 24 fracture stimulation stages in McKenzie County, North Dakota. Brigham also anticipates continuing to participate in incremental non-operated wells in the Parshall, Austin and Sanish areas of Mountrail County, North Dakota. Finally, Brigham anticipates drilling the D.J. Sullivan State #10 located in our Vicksburg Floyd Fault Block Field in Brooks County, Texas.
In connection with its scheduled borrowing base redetermination, Brigham has also entered into an amendment to its senior credit facility that is anticipated would become effective upon the closing of the common stock offering. The amendment resets the credit facility’s pricing grid as well as its fixed charge coverage ratios that it is required to maintain as of the end of each fiscal quarter, allowing for such ratios to become less restrictive. Brigham is currently in compliance with these covenants and expects to remain in compliance.
About Brigham Exploration
Brigham Exploration Company is a leading independent exploration and production company that utilizes advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. For more information about Brigham Exploration, please visit our website at www.bexp3d.com or contact Investor Relations at 512-427-3444.
Forward-Looking Statement Disclosure
The matters discussed in this news release are forward-looking statements within the meaning of the federal securities laws. Important factors that could cause our actual results to differ materially from those contained in the forward-looking statements include the closing of our previously announced common stock offering, our growth strategies, our ability to finance our exploration and development activities, market conditions in the oil and gas industry, the impact of governmental regulation and other risks more fully described in the company’s filings with the Securities and Exchange Commission. Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. All forward-looking statements contained in this release, including any forecasts and estimates, are based on management’s outlook only as of the date of this release, and we undertake no obligation to update or revise these forward-looking statements, whether as a result of subsequent developments or otherwise.
The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse at (800) 221-1037 or Jefferies & Company at 1-888-449-2342.
Contact:
Rob Roosa
Finance Manager
(512) 427-3300
SOURCE: Brigham Exploration Company